SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

(Under the Securities Exchange Act of 1934)

BISON PETROLEUM, CORP.

(Name of Issuer)

Common Voting Stock

(Title of Class of Securities)

091714 105

(CUSIP Number)

Leonard W. Burningham, Esq.

455 East 500 South, Suite 205

Salt Lake City, UT 84111

(801)-363-7411

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 24, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

1.         NAMES OF REPORTING PERSONS:  ANTONIO MARTINEZ-GUZMAN

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):  NA.

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                     (a)  [  ]

                     (b)  [X]

3.         SEC USE ONLY

4.         SOURCE OF FUNDS:  PF

5.         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ] OR 2(e) [ ]:

                     None; not applicable.

6.         CITIZENSHIP OR PLACE OF ORGANIZATION:

                     Spain

 NUMBER OF SHARES                        7. SOLE VOTING POWER: 20,000,000 shares.

 BENEFICIALLY OWNED                   8. SHARED VOTING POWER: 0 shares.

 BY EACH REPORTING PERSON       9. SOLE DISPOSITIVE POWER: 20,000,000 shares.

                                                             10. SHARED DISPOSITIVE POWER: 0 shares.

11.       AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON:

20,000,000 shares directly.

12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

No shares are excluded.

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

51.0%

14.       TYPE OF REPORTING PERSON:

IN

Item 1.  Security and Issuer.

Title of Securities:  Common Stock, $0.001 par value per share.

Name of Issuer:  Bison Petroleum, Corp., a Nevada corporation (the “Company”), 2825 East Cottonwood Park, Suite 503, Salt Lake City, UT 84121.

Item 2.  Identity and Background.

(a)        Name of Persons Filing.  This Schedule 13D is being filed for Antonio Martinez-Guzman.

(b)        Address: 7970 Fredericksburg Road, Suite 101, #65, San Antonio, Texas 78224

(c)        Principal Occupation:  Business consultant.

(d)        During the last five years, Mr. Martinez-Guzman has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)        During the last five years, Mr. Martinez-Guzman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)        Spain.

Item 3.  Source and Amount of Funds or Other Consideration

Mr. Martinez-Guzman acquired 12,000,000 shares of the Company pursuant to a Stock Purchase Agreement effective on April 24, 2013 (the “Stock Purchase Agreement”) from Merlyn Kirk (“Seller”), in consideration of the sum of $17,000, of personal funds.  These shares represented approximately 38.79% of the Company’s outstanding voting securities at the time of the transaction.  The closing of the Stock Purchase Agreement resulted in a change in control of the Company.

Mr. Martinez-Guzman acquired the remaining 8,000,000 shares of the Company on May 28, 2013, in an exchange for compromising a debt for services rendered to the Company in the amount of $15,000.

Item 4.  Purpose of Transaction.

The purchase was for investment.

Item 5.  Interest in Securities of the Issuer.

(a)        Amount Beneficially owned.  As of the date hereof, Mr. Martinez-Guzman owns 20,000,000 shares of the Company, directly.

(b)        Number of shares as to which such person has:

            Sole power to vote or to direct vote: 20,000,000 shares.

            Shared power to vote or to direct the vote: 0

            Sole power to dispose or to direct the disposition of: 20,000,000 shares.

            Shared power to dispose or to direct the disposition of: 0

(c)        None.

(d)        None; not applicable.

(e)        Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4.

Item 7.  Materials to be Filed as Exhibits.

None.

SIGNATURE

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 22, 2013                                                              /s/  Antonio Martinez-Guzman

                                                                                                 Antonio Martinez-Guzman

             President, CEO and CFO